Filed pursuant to Rule No. 424(b)(3)
File Number 333-123978
Prospectus Supplement No. 13
(to Prospectus dated April 28, 2005)
47,023,746 SHARES
Loudeye Corp.
COMMON STOCK
     This Prospectus Supplement No. 13 supplements information contained our prospectus dated April 28, 2005, as amended and supplemented from time to time. The prospectus relates to the resale of up to 47,023,746 shares of our common stock by the selling stockholders identified in the prospectus (including their transferees, pledgees, donees or other successors).
     You should read this Prospectus Supplement No. 13 in conjunction with the prospectus as amended and supplemented from time to time. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus including any amendments or supplements thereto.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is January 4, 2006.

RECENT DEVELOPMENTS
As we have previously reported, on July 7, 2005, Loudeye Corp. ("Loudeye") received a notice from The Nasdaq Stock Market ("Nasdaq") that Loudeye’s common stock is subject to delisting from the Nasdaq SmallCap Market as a result of failure to comply with the $1.00 per share bid price requirement for 30 consecutive days as required by Nasdaq Marketplace Rule 4310(c)(4) (the "Rule"). In the notice, Nasdaq informed us that we would be provided a grace period of 180 calendar days, or until January 3, 2006, to regain compliance. Nasdaq also informed us in the notice that Loudeye may qualify for an additional 180 day grace period if, as of January 3, 2006, Loudeye were in compliance with the other initial inclusion criteria of the Nasdaq SmallCap Market (other than the minimum bid price requirement).
On January 4, 2006, Loudeye received a further notice from Nasdaq noting that Loudeye had not regained compliance with the minimum bid price rule as of January 3, 2006. However, the Nasdaq notice also stated that as of January 3, 2006, Loudeye met all the initial inclusion criteria in Nasdaq Marketplace Rule 4310(c) (except for the bid price). As a result, Loudeye has been provided an additional 180 day calendar compliance period, or until July , 2006, to regain compliance with Nasdaq minimum bid price requirements. According to the Nasdaq notice, if at anytime before July 3, 2006, the bid price of Loudeye’s common stock closes at $1.00 per share or more for 10 consecutive days, the Nasdaq staff will provide us written notification that Loudeye has regained compliance with the Rule.
Loudeye’s board of directors and stockholders have approved an amendment to Loudeye’ Certificate of Incorporation to effect a reverse stock split of Loudeye’s authorized and issued and outstanding Common Stock at ratios of one-for-two, one-for-three, one-for-four, one-for-five, one-for-six, one-for-seven, one-for-eight, one-for-nine or one-for-ten. The board of directors may elect to effect a reverse stock split at any one of these ratios at any time before the 2006 annual meeting of Loudeye’ stockholders.